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                                                              OMB APPROVAL
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                                                      OMB Number       3235-0105
                                                      Expires: December 31, 1996
                                                      Estimated average burden
                                                      hours per reponse.... 55.0
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1
                                     TO
                                  FORM T-3

               FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                    UNDER THE TRUST INDENTURE ACT OF 1939


                                RB ASSET, INC.
--------------------------------------------------------------------------------
                             (Name of applicant)


                   645 Fifth Avenue New York, New York 10022
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                    (Address of principal executive offices)


           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

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                 Title of Class                                  Amount
--------------------------------------------------------------------------------
Increasing Rate Junior Subordinated Notes due 2006            $36,316,000*

Approximate date of proposed
 public offering:                 On or promptly after the date of acceptance of
                                  shares of 15% Non-Cumulative Perpetual
                                  Preferred Stock, Series A, par value $1.00, pursuant to the Offering Circular dated
                                  November 25, 1998, incorporated by reference herein as Exhibit T3E1 hereto.

Name and address of
agent for service:         Nelson L. Stephenson, President
                           RB Asset, Inc.
                           645 Fifth Avenue
                           New York, New York 10022


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* Plus such additional principal amount of Subordinated Notes as may be issued in payment of interest on the Subordinated Notes from the date of their initial issuance until the semi-annual interest period beginning on January 16, 2002.

                             --------------------

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.


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                                 SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, RB Asset, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this amendment to application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New York, and State of New York, on the 9th day of December, 1998.

(SEAL)

                                        RB ASSET, INC.

                                    By  /s/ Nelson L. Stephenson
                                        ------------------------
                                        Name: Nelson L. Stephenson
                                        Title: President and Chief
                                               Executive Officer

Attest: /s/ Shiela Boyd
        -----------------------
        Name: Shiela Boyd





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